EXHIBIT 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2002	2001	2002	2001
Cash Flows from Operating Activities:

Net income	$8,666	$20,168	$858	$3,252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,345	15,891	6,397	5,362
Amortization of deferred dry-docking costs	3,091	3,747	911	1,424
Amortization of loan fees	169	134	29	(369)
Amortization of deferred income	(628)	(630)	(209)	(211)
Interest expense, net of capitalized interest	8,664	12,127	4,275	3,213
Fair value adjustment of interest rate financial instruments	3,139	3,770	765	3,770
Payments for dry-docking	(6,151)	(2,741)	(4,264)	(174)
(Increase) Decrease in:
Accounts receivables	(1,980)	(5,157)	1,918	(3,526)
Inventories	(1,414)	(250)	(890)	(333)
Prepayments and other	(324)	(154)	(612)	(69)
Increase (Decrease) in:
Accounts payable	2,514	(220)	3,321	1,590
Accrued liabilities	(804)	984	(1,067)	109
Unearned revenue	(150)	707	(1,994)	(989)
Stock options granted	—	258	—	34
Interest paid, net of capitalized interest	(9,356)	(16,168)	(2,917)	(3,018)

Net Cash from Operating Activities	22,781	32,466	6,521	10,065

Cash Flows from Investing Activities:
Advances for vessels under construction	(35,611)	(18,139)	10,942	(1,384)
Vessel acquisitions and/or improvements	(136,378)	(169)	(48,622)	2
Restricted cash for performance guarantee	815	—	—	—

Net Cash from (used in) Investing Activities	(171,174)	(18,308)	(37,680)	(1,382)

Cash Flows from Financing Activities:
Proceeds from long-term debt	94,818	—	32,118	—
Financing costs	(295)	—	(140)	—
Payments and repayment of long-term debt	(43,002)	(11,477)	(1,526)	(1,427)
Proceeds from public offering, net	100,389	—	—	—
Repurchase and cancellation of common stock	(1,366)	(378)	(1,366)	—

Net Cash from (used in) Financing Activities	150,544	(11,855)	29,086	(1,427)

Net increase (decrease) in cash and cash equivalents	2,150	2,303	(2,074)	7,256
Cash and cash equivalents at beginning of period	33,274	29,770	37,498	24,817

Cash and cash equivalents at end of period	$35,424	$32,073	$35,424	$32,073

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND NINE-MONTHS ENDED SEPTEMBER 30, 2002
(Expressed in thousands of U.S. Dollars—except per share data)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, January 1, 2001		$9,659	$108,693	$28,220	$146,572
Net income	$24,616	—	—	24,616	24,616
Issuance of Stock Options	—	—	258	—	258
Repurchase and cancellation of
common stock (30,000 shares)	—	(30)	(348)	—	(378)

Comprehensive income	24,616

BALANCE, December 31, 2001		9,629	108,603	52,836	171,068
Net income	8,666	—	—	8,666	8,666
Issuance of common stock	—	7,350	102,900	—	110,250
Expenses related to the issuance					—
of common stock	—	—	(9,861)	—	(9,861)
Repurchase and cancellation of
common stock (121,000 shares)		(121)	(1,245)	—	(1,366)

Comprehensive income	$8,666

BALANCE, September 30, 2002		$16,858	$200,397	$61,502	$278,757

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 and DECEMBER 31, 2001
(Expressed in thousands of U.S. Dollars—except per share data)

	September 30,	December 31,
ASSETS	2002	2001

CURRENT ASSETS:
Cash and cash equivalents	$35,424	33,274

Receivables-
Trade accounts receivable	3,898	4,997
Insurance claims	4,471	2,624
Advances and other	5,542	4,310

	13,911	11,931

Inventories	2,842	1,428
Prepayments and other	1,760	1,436

Total current assets	53,937	48,069

CASH, RESTRICTED	7,000	7,815

FIXED ASSETS:
Advances for vessels under construction	68,619	33,008

Vessels	589,982	453,604
Accumulated depreciation	(125,486)	(108,141)

Net Book Value	464,496	345,463

Total fixed assets	533,115	378,471

DEFERRED CHARGES, net	13,092	9,906

Total assets	$607,144	444,261

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$7,725	21,972

Accounts payable-
Trade	11,650	8,883
Other	867	838

	12,517	10,003

Accrued liabilities	2,997	3,801
Accrued bank interest	2,211	2,903
Financial instruments, fair value	6,526	3,387
Unearned revenue	1,649	1,799
Deferred income, current portion	838	838

Total current liabilities	34,463	44,703

LONG-TERM DEBT, net of current portion	288,549	222,487

DEFERRED INCOME, net of current portion	5,375	6,003

CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 authorized at September 30, 2002 and December 31, 2001, respectively;16,857,857 and 9,628,857 issued and outstanding at September 30, 2002 and December 31, 2001, respectively	16,858	9,629

Additional paid-in capital	200,397	108,603
Retained earnings	61,502	52,836

Total stockholders’ equity	278,757	171,068

Total liabilities and stockholders’ equity	$607,144	444,261

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Expressed in thousands of U.S. Dollars—except per share data)

	Three months ended September 30,
	2002	2001

REVENUES:
Revenue from vessels	$29,771	$32,137
Commissions	(1,373)	(1,678)

Revenue from vessels, net	28,398	30,459

EXPENSES:
Voyage expenses	7,565	6,202
Vessel operating expenses	7,247	7,310
Depreciation	6,397	5,362
Amortization of deferred charges	911	1,424
Management fees	831	735
Stock option compensation expense	—	34
General and administrative expenses	282	345

Operating income	5,165	9,047

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(4,436)	(6,097)
Interest Income	183	276
Foreign currency gains (losses)	(54)	26

Total other income (expenses), net	(4,307)	(5,795)

Net Income	$858	$3,252

Earnings per share, basic	$0.05	$0.34

Earnings per share, diluted	$0.05	$0.33

Weighted average number of shares, basic	16,947,442	9,628,857

Weighted average number of shares, diluted	16,971,139	9,716,907

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Expressed in thousands of U.S. Dollars—except per share data)

	Nine months ended September 30,
	2002	2001
REVENUES:
Revenue from vessels	$86,512	$94,750
Commissions	(3,939)	(4,795)

Revenue from vessels, net	82,573	89,955

EXPENSES:
Voyage expenses	20,975	15,014
Vessel operating expenses	20,377	19,584
Depreciation	17,345	15,891
Amortization of deferred charges	3,091	3,747
Management fees	2,324	2,349
Stock option compensation expense	—	258
General and administrative expenses	697	789

Operating income	17,764	32,323

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(9,708)	(13,143)
Interest Income	659	986
Foreign currency gains (losses)	(49)	2

Total other income (expenses), net	(9,098)	(12,155)

Net Income	$8,666	$20,168

Earnings per share, basic	$0.57	$2.09

Earnings per share, diluted	$0.57	$2.07

Weighted average number of shares, basic	15,245,193	9,636,165

Weighted average number of shares, diluted	15,268,891	9,742,188

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